Exhibit 12

Sizeler Property Investors, Inc.

Ratios Table (000's)

	Year ended December 31
	1999	2000	2001	2002	2003
Income from continuing operations	2,347	2,328	2,203	2,842	1,223
Fixed charges	15,427	16,588	15,791	14,116	14,440
Capitalized interest	(161)	(494)	(307)	(490)	(1,730)

Earnings	17,613	18,422	17,687	16,468	13,933

Interest expense	15,018	15,850	15,240	13,377	12,459
Capitalized interest	161	494	307	490	1,730
Amortization of debt issuance costs	248	244	244	249	251

Total fixed charges	15,427	16,588	15,791	14,116	14,440

Preferred dividends				547	819

Ratio of earnings/fixed charges	1.14	1.11	1.12	1.17	0.96

Ratio of earnings/fixed charges and preference dividends	1.14	1.11	1.12	1.16	0.97